2400 Boston Street, Suite 201 Baltimore, MD 21224	VIA EDGAR

March 27, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn:                    Mr. Larry Spirgel

Ms. Celeste M. Murphy

Ms. Kate Beukenkamp

Mr. Joseph Cascarano

Mr. Robert Littlepage

Re:                             Millennial Media, Inc.

Registration Statement on Form S-1

File No. 333-178909

Acceleration Request

Requested Date:                  Wednesday, March 28, 2012

Requested Time:                 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on March 28, 2012, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).  The Registrant hereby authorizes each of Brent Siler, Ryan Naftulin and Brian Leaf of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP, counsel to the Registrant, at (703) 456-8053.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Millennial Media, Inc.

		By:	/s/ Ho Shin

Ho Shin,
General Counsel and Chief Privacy Officer

cc:	Paul J. Palmieri, Millennial Media, Inc.
Brent B. Siler, Cooley LLP
Ryan E. Naftulin, Cooley LLP
Brian F. Leaf, Cooley LLP
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, P.C.